

February 22, 2013

<u>Via Facsimile</u>
Steven G. Dean
Executive Vice President and Chief Financial Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38112

      Re: Buckeye Technologies Inc.
             Form 10-K for Fiscal Year Ended June 30, 2012
             Filed August 29, 2012
             File No. 1-14030

Dear Mr. Dean:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ A.N. Parker *for*

                          H. Roger Schwall
                          Assistant Director